SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2008

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This Report on Form 6-K is incorporated by reference into the Registrant's
Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.



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                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Receives Orders for Approximately US$ 5 Million to Protect Dozens of Utility Sites in Eastern Europe dated December 8, 2008.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Receives Orders for Approximately US$ 5 Million to
Protect Dozens of Utility Sites in Eastern Europe

Monday December 8, 7:00 am ET

YAHUD, Israel, December 8 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ: MAGS; TASE: MAGS), today announced that it recently signed approximately US$ 5 million of contracts, to supply and install intrusion detection systems for dozens of utility facilities located in Eastern Europe. The systems will be supplied and installed during 2008 and 2009.

This turnkey project includes Magal's DTR-2000 Taut Wire Intrusion Detection System, combined with a Dual Technology Motion Sensor (Passive Infrared and Microwave), integrated by a Control Unit.

Mr. Izhar Dekel - CEO of Magal, said: "We have been active in Eastern Europe for a number of years and we believe that these orders confirm our reputation in this region and the satisfaction of our current customers with our security products and solutions. We see great potential in this emerging sensitive utility facilities market segment, which is now experiencing an increased demand for site protection and surveillance. Magal has the ability to combine various security systems into a turnkey project solution that best suits the challenging requirements of this market segment, and we expect that our market share will grow."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China. Magal trades under the symbol MAGS in the U.S. on the NASDAQ Global Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Company
    Magal Security Systems, Ltd
    Lian Goldstein, CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: lian@magal-ssl.com

    Investor Relations
    G.K. Investor Relations
    Ehud Helft/Kenny Green
    Tel: +1-866- 704 6710
    E-mail: Ehud@gk-biz.com; Kenny@gk-biz.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                 (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  December 8, 2008